UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

158704304

(CUSIP Number)

Battery Ventures IX, L.P.

Battery Investment Partners IX, LLC

Battery Partners IX, LLC

c/o Battery Ventures

930 Winter Street, Suite 2500

Waltham, MA 02451

Attention: Lizette Perez-Deisboeck

(781) 478-6600

with a copy to: Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP 850 Winter Street Waltham, MA 02451 Attention: Jay Hachigian (781) 890-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Ventures IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 17,377,285 shares of common stock (see Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,377,285 shares of common stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.4%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Investment Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 173,755 shares of common stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,755 shares of common stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

CUSIP No. 158704304

1.	Names of Reporting Persons Battery Partners IX, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 17,551,040 shares of common stock (See Item 5)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,551,040 shares of common stock (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.7%*
14.	Type of Reporting Person (See Instructions) PN

*	The percentage of shares beneficially owned as set forth in this row 13 is based on the 66,851,759 shares of common stock of the Issuer outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer on such date.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer (“Common Stock”). The address of the principal executive offices of the Issuer is 1 University Plaza, Suite 307, Hackensack, New Jersey, 07601.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is being filed on behalf of Battery Ventures IX, L.P., a Delaware limited partnership (“Battery Ventures IX”), Battery Investment Partners IX, LLC, a Delaware limited liability company (“BIP IX”), and Battery Partners IX, LLC (“BPIX”, and, together with Battery Ventures IX and BIP IX, “Battery”), pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Battery Ventures IX, BIP IX and BPIX are sometimes referred to herein collectively as the “Reporting Persons.”

The principal address of each of Battery Ventures IX, BIP IX and BPIX is 930 Winter Street, Suite 2500, Waltham, MA 02451.

Battery Ventures IX invests in equities and other securities. BIP IX invests alongside all investments made by Battery Ventures IX. Battery Ventures IX and BIP IX are under common control, as BPIX is the sole general partner of Battery Ventures IX and the sole manager of BIP IX. The name and principal occupation of each managing members of BPIX are as follows:

Name	Positions with Battery Partners IX, LLC	Principal Business or Occupation
Thomas J. Crotty	Member Manager	General Partner, Battery Ventures
Richard D. Frisbie	Member Manager	General Partner, Battery Ventures
Kenneth P. Lawler	Member Manager	General Partner, Battery Ventures
R. David Tabors	Member Manager	General Partner, Battery Ventures
Scott R. Tobin	Member Manager	General Partner, Battery Ventures
Roger H. Lee	Member Manager	General Partner, Battery Ventures
Neeraj Agrawal	Member Manager	General Partner, Battery Ventures
Michael M. Brown	Member Manager	General Partner, Battery Ventures
Jesse Feldman	Member Manager	General Partner, Battery Ventures
Brian O’Malley	Member Manager	General Partner, Battery Ventures

(d)—(e) During the last five years, none of the persons or entities referred to in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Battery Ventures IX is a Delaware limited partnership, BIP IX is a Delaware limited liability company and BPIX is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On January 28, 2013, the Issuer and Battery Ventures IX, BIP IX and certain other purchasers entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”). The shares of common stock of the Issuer were purchased by Battery Ventures IX and BIP IX on January 28, 2013 at a purchase price of $0.50 per share with the investment funds of each entity as follows:

		Shares of
Entity	Cash	Common Stock*
Battery Ventures IX	$3,465,350	7,623,770
BIP IX	$34,650	76,230

	$3,500,000	7,700,000

*	Each share of Common Stock was sold by the Issuer to Battery Ventures IX and BIP IX together with warrants to purchase 0.10 of a share of Common Stock, at an exercise price of $0.66 per share of Common Stock. The number of shares of Common Stock reflected in this Schedule 13D/A include both the Common Stock issued to Battery Ventures IX and BIP IX and the shares of Common Stock issuable to Battery Ventures IX and BIP IX upon exercise of the warrants in full, as of the date hereof.

On March 24, 2011, the Issuer, Battery Ventures IX, BIP IX and certain other purchasers entered into that certain Securities Purchase Agreement (the “2011 Purchase Agreement”), which contained certain anti-dilution provisions with respect to the common stock and warrants (the “2011 Warrants”) issued thereunder. Upon the occurrence of certain dilutive events, these provisions provided for (i) the issuance of additional shares of Common Stock for no consideration and (ii) a revision of the exercise price of the 2011 Warrants so as to equal the consideration received or receivable by the Issuer for the Common Stock sold under the Securities Purchase Agreement. The 2011 Purchase Agreement is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 30, 2011. The dilutive shares of common stock of the Issuer issued to Battery Ventures IX and BIP IX on January 28, 2013 were as indicated below. The exercise price of the 2011 Warrants was adjusted to $0.50 per share.

Shares of
Entity	Common Stock
Battery Ventures IX	459,776
BIP IX	4,597

464,373

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference.

The shares of Common Stock and warrants were acquired for investment purposes.

Under the terms of the Securities Purchase Agreement, subject to certain conditions, the Issuer has agreed to provide Battery Ventures IX and BIP IX with participation rights in the Issuer’s future equity financings. Furthermore, Battery Ventures IX and BIP IX have the right to require the Issuer to repurchase the purchased shares for cash at the price of $0.50 per share upon a change of control or the sale or exclusive license of substantially all of the Issuer’s assets (“Put Option”). The Put Option will terminate upon the occurrence of certain events set forth in the Securities Purchase Agreement.

As the holder of the warrants to purchase shares of the Issuer’s Common Stock, Battery Ventures IX and BIP IX are entitled to purchase 700,000 shares of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions, exercisable until January 28, 2018, at the exercise price of $0.66 per share.

The Reporting Persons expect to evaluate the Issuer and review its holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to the investment decision, the Reporting Persons may take such actions in the future as it deems appropriate in light of the circumstances and conditions existing from time to time, including increasing its stake in the Issuer in accordance with the participation provisions of the Securities Purchase Agreement. Depending on these same factors, the Reporting Persons may determine to sell all or a portion of the Common Stock that each now owns or hereafter may acquire in accordance with the disposition provision of the Securities Purchase Agreement, including pursuant to a registered offering.

Scott R. Tobin, a Member Manager of BPIX, is a member of the Issuer’s board of directors. Pursuant to the Securities Purchase Agreement, the Issuer, subject to the terms thereof, is required to nominate a designee of Battery Ventures IX to its Board of Directors when the seat currently held by Mr. Tobin is up for reelection.

Other than as described above, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Issuer’s Common Stock is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 66,851,759 shares, which was the number of shares of Issuer’s Common Stock outstanding as of January 28, 2013, as disclosed to the Reporting Persons by the Issuer in connection with the purchase of the shares of Common Stock and warrants to purchase shares of Common Stock on such date.

(b) The number of shares of Common Stock of the Issuer that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 17,551,040, with respect to those matters described in Item 4 of this Schedule 13D, (iii) sole dispositive power is none, and (iv) shared dispositive power is none.

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the Issuer’s Common Stock that were effected during the past sixty days by any of the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,551,040 shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Battery Ventures IX invests in equities and other securities. BIP IX invests alongside all investments made by Battery Ventures IX. Battery Ventures IX and BIP IX are under common control, as BPIX is the sole general partner of Battery Ventures IX and the sole manager of BIP IX.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

Pursuant to the Securities Purchase Agreement, Battery Ventures IX and BIP IX purchased an aggregate of (i) 7,000,000 shares of Common Stock and (ii) warrants to purchase up to 700,000 shares of Common Stock. As the holder of the warrant, Battery Ventures IX and BIP IX are entitled to purchase 700,000 share of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers or similar transactions, exercisable until January 28, 2018, at the exercise price of $0.66 per share.

In addition, the Issuer, Battery Ventures IX and BIP IX entered into an Amended and Restated Registration Rights Agreement, pursuant to which Battery Ventures IX has certain demand registration rights that are effective any time after December 31, 2013 and Battery Ventures IX and certain other investors have the right to register shares of the Issuer’s Common Stock on a registration statement being filed by the Issuer.

The foregoing descriptions are hereby qualified in their entirety by the Securities Purchase Agreement and the Amended and Restated Registration Rights Agreement, copies of which are attached to this Statement as Exhibits 99.1 and 99.2 respectively, and which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Securities Purchase Agreement by and among the Issuer, Battery Ventures IX, BIP IX and certain other investors dated January 28, 2013. Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 30, 2013.

Exhibit 99.2	Registration Rights Agreement, by and between the Issuer, Battery Ventures IX, BIP IX and certain other investors, dated January 28, 2013. Incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report of Form 8-K filed January 30, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2013

BATTERY VENTURES IX, L.P.

By:	Battery Partners IX, LLC, its General Partner

By:	*
Managing Member

BATTERY INVESTMENT PARTNERS IX, LLC

By:	Battery Partners IX, LLC, its Managing Member

By:	*
Managing Member

BATTERY PARTNERS IX, LLC

By:	*
Managing Member

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact